Filed pursuant to Rule 424(b)(5)

Registration No. 333-280184

PROSPECTUS SUPPLEMENT

Supplement No. 1 to Prospectus dated February 14, 2025

Up to 35,007,025 Shares of Common Stock

This supplement no. 1 dated February 19, 2025, or the Prospectus Supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus dated February 14, 2025, or the Prospectus, as a part of our registration statement on Form S-1 (File No. 333-280184) (the “Registration Statement”), relating to the potential resale from time to time by Keystone Capital Partners, LLC, or Keystone or the Selling Stockholder, of up to 35,007,025 shares of common stock, par value $0.001 per share, or common stock. The shares of common stock to which this prospectus relates consist of shares that have been or may be issued by us to the Selling Stockholder pursuant to a Common Stock Purchase Agreement, dated as of November 12, 2024, by and between us and the Selling Stockholder, or the Purchase Agreement, establishing an equity line of credit, or the Equity Financing. Such shares of our common stock include (i) 164,000 shares of common stock, or the Initial Commitment Shares, issuable to Keystone under the Purchase Agreement on the date on which the registration statement of which this prospectus is apart is declared effective by the Securities and Exchange Commission, or the SEC, and (ii) $1 million of shares of common stock (1,666,667 shares of common stock assuming a price per share of $0.60), or the Back-End Commitment Shares (and together with the Initial Commitment Shares, the Commitment Shares), issuable to Keystone under the Purchase Agreement on the trading day following stockholder approval of our issuance of more than 402,438 shares of common stock to Keystone at an average per share price lower than the Minimum Price (as defined below) and (iii) up to $60 million of shares of common stock (or up to the 33,176,358 shares of common stock remaining of the common stock registered for resale pursuant to this prospectus after issuance of the Commitment Shares), or the Purchase Shares, that we may elect, in our sole discretion, to issue and sell to Keystone, from time to time from after the date the registration statement that includes this prospectus is declared effective by the SEC and after satisfaction of other conditions in the Purchase Agreement, or the Commencement Date, and subject to applicable stock exchange rules. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this supplement.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by Keystone of any or all of the shares of common stock that may be issued by us to Keystone under the Purchase Agreement. For additional information regarding the issuance of common stock covered by this prospectus, see the section titled “Committed Equity Financing” above. We are registering 35,007,025 shares of common stock pursuant to the provisions of the Registration Rights Agreement in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, the purchase by Keystone of September-October Notes in the principal amount of $630,000, for an aggregate purchase price of $450,000 all of which were repaid on November 14, 2024 and the purchase on November 14, 2024 by Keystone of 1,101 shares of our Series G Preferred Stock for an aggregate purchase price of $880,000, Keystone Capital has not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Stockholder and the shares of common stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of February 5, 2025. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the Selling Stockholder may offer under this prospectus. The Selling Stockholder may sell some, all or none of its shares in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholder has voting and investment power. The percentage of shares of common stock beneficially owned by the selling stockholder prior to the offering shown in the table below is based on an aggregate of 3,365,866 shares of our common stock outstanding on February 5, 2025. Because the purchase price of the common stock issuable under the Purchase Agreement is determined on each Fixed Purchase Date, with respect to a Fixed Purchase, on the applicable VWAP Purchase Date, with respect to a VWAP Purchase, and on the applicable Additional VWAP Purchase Date, with respect to an Additional VWAP Purchase, the number of shares that may actually be sold by the Company to the Keystone Capital Partners under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
	Number(1)	Percent(2)		Number(3)	Percent(2)
Keystone Capital Partners, LLC(4)	874,625	4.99%	35,007,025	710,625	*

* Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	This number includes (i) the 164,000 shares of common stock we have issued, or will issue, to Keystone as the Initial Commitment Shares in consideration for entering into the Purchase Agreement with us upon effectiveness of the Registration Statement and (ii) 710,625 shares of common stock issuable upon conversion of 1,101 shares of currently convertible Series G Preferred Stock held by Keystone. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that Keystone Capital may be required to purchase under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of Keystone’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the Fixed Purchases, VWAP Purchase, or Additional VWAP Purchase, as applicable, of common stock are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement.

(2)	Applicable percentage ownership is based on 3,365,866 shares of our common stock outstanding as of February 5, 2025 plus the shares of common stock to be issued upon conversion of shares of our Series G Preferred Stock held by Keystone and the Initial Commitment Shares. However, the Purchase Agreement prohibits us from issuing and selling any shares of our common stock to Keystone to the extent such shares, when aggregated with all other shares of our common stock then beneficially owned by Keystone, would cause Keystone Capital’s beneficial ownership of our common stock to exceed the 4.99% of our then outstanding common stock.

(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

(4)	The business address of Keystone Capital Partners, LLC is 139 Fulton Street, Suite 412, New York, NY 10038. Keystone Capital Partners, LLC’s principal business is that of a private investor. Ranz Group, LLC, a Delaware limited liability company, is the managing member of Keystone Capital Partners, LLC and the beneficial owner of 97% of the membership interests in Keystone Capital Partners, LLC. Fredric G. Zaino is the managing member of Ranz Group, LLC and has sole voting control and investment discretion over securities beneficially owned directly by Keystone Capital, LLC and indirectly by Ranz Group, LLC. We have been advised that none of Mr. Zaino, Ranz Group, LLC or Keystone Capital Partners, LLC is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Zaino as to beneficial ownership of the securities beneficially owned directly by Keystone Capital Partners, LLC and indirectly by Ranz Group, LLC.